# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 36Kr Holdings Inc., CIK 0001779476
CUSIP: G8828K101
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Building B6, Universal Business Park, No.10 Jiuxianqiao Rd., Chaoyang District, Beijing, China (F4), 100015
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001104659-22-032885
Filed by CIK 0001801856
Persons authorized to receive notices and communications: Dagang Feng, Building B6, Universal Business Park, No.10 Jiuxianqiao Rd., Chaoyang District, Beijing, China (F4), 100015, 86 10 8965 0708

## Reporting persons
- Dagang Feng (CIK 0001801856): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 110,759,000; shared voting power 58,749,000; sole dispositive power 110,759,000; shared dispositive power 0; aggregate amount beneficially owned 169,508,000 (16.7% of the class)
  Comment: Note to Row 7 and 9: Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng is the settlor of the trust, and Dagang Feng and his family members are the trust's beneficiaries; (ii) 54,958,400 Class C ordinary shares held by Palopo Holding Limited; and (iii) 32,247,000 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this amendment to the Schedule 13D ("Schedule 13D/A"). Each Class C ordinary share is entitled to 100 votes and each Class A ordinary share is entitled to one vote.
  
  Note to Row 8: Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.
  
  Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.
  
  Note to Row 13: Based on an aggregate of 1,017,633,077 ordinary shares of the Issuer as a single class, being the sum of (i) 889,303,377 Class A ordinary shares outstanding as of March 31, 2025, (ii) 41,124,300 Class B ordinary shares outstanding as of August 18, 2025, (iii) 54,958,400 Class C ordinary shares outstanding as of August 18, 2025, and (iv) 32,247,000 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this Schedule 13D/A.
- Palopo Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC); sole voting power 78,512,000; shared voting power 58,749,000; sole dispositive power 78,512,000; shared dispositive power 0; aggregate amount beneficially owned 137,261,000 (13.9% of the class)
  Comment: Note to Row 7 and 9: Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 54,958,400 Class C ordinary shares held by Palopo Holding Limited. Each Class C ordinary share is entitled to 100 votes and each Class A ordinary share is entitled to one vote.
  
  Note to Row 8: Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.
  
  Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.
  
  Note to Row 13: Based on an aggregate of 985,386,077 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 889,303,377 Class A ordinary shares outstanding as of March 31, 2025, (ii) 41,124,300 Class B ordinary shares outstanding as of August 18, 2025, and (iii) 54,958,400 Class C ordinary shares outstanding as of August 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: 36Kr Holdings Inc.
Address of issuer's principal executive offices: Building B6, Universal Business Park, No.10 Jiuxianqiao Rd., Chaoyang District, Beijing, China (F4), 100015
Comment:
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the SEC on March 11, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 3, 2022 ("Amendment No.1"). Except as amended hereby, the disclosure set forth in the Amendment No.1 shall remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Amendment No.1 is supplemented as follows:

On August 18, 2025, the Issuer has repurchased all 54,958,400 Class B ordinary shares held by Palopo Holding Limited and beneficially owned by Mr. Dagang Feng, at US$0.0001 per share (the "Repurchase Price"). Immediately prior to the repurchase of Class B ordinary shares, the Issuer issued 54,958,400 Class C ordinary shares to Palopo Holding Limited for a price equal to the Repurchase Price. The holders of Class C ordinary shares shall be entitled to 100 votes per share on all matters submitted to shareholder vote.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions in the Class A ordinary shares.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons and its shareholders or partners) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, dated as of August 21, 2025, by and between Dagang Feng and Palopo Holding Limited.

## Signatures
- Dagang Feng: /s/ Dagang Feng, Dagang Feng (08/21/2025)
- Palopo Holding Limited: /s/ Dagang Feng, Director (08/21/2025)